TASEKO MINES ANNOUNCES FRIENDLY ACQUISITION OF CURIS RESOURCES

(All amounts are expressed in Canadian dollars, unless otherwise indicated)

September 8, 2014, Vancouver, BC - Taseko Mines Limited (TSX:TKO, NYSE MTK:TGB) ("Taseko" or the “Company”) announces that it has entered into a definitive agreement (the "Agreement") whereby Taseko will acquire all of the issued and outstanding common shares of Curis Resources Ltd. (“Curis”) under a plan of arrangement pursuant to the Business Corporations Act (British Columbia) (the “Transaction”). Curis is a mineral exploration and development company whose principal asset is the Florence Copper Project ("Florence"), an in situ copper recovery and solvent extraction/electrowinning (“SX/EW”) project located adjacent to the town of Florence in central Arizona, USA. The Florence deposit contains approximately 2.4 billion pounds of copper reserves with an average grade of 0.36% TCu, contained within a measured and indicated resource of 2.8 billion pounds of copper with an average grade of 0.33% TCu.

Under the terms of the Agreement, each Curis shareholder will receive 0.438 of a Taseko common share for each Curis common share held (the “Offer”), representing consideration of $1.055 per share based on Taseko’s 20-day volume weighted average price (“VWAP”) for the period ending September 5, 2014. The Offer represents a 21% premium to Curis' 20-day VWAP and a 31% premium to Curis’ 60-day VWAP, each for the period ending September 5, 2014, and based on Taseko’s 20-day VWAP and 60-day VWAP during the same period. Following the completion of the Transaction, Curis shareholders, excluding Taseko, will hold 12% of the pro forma company, calculated using basic shares outstanding.

Russell Hallbauer, President and CEO of Taseko stated, “The addition of the Florence Copper Project to Taseko continues to strengthen the Company’s near-term development pipeline with an advanced-stage project. The project is located in a favourable mining jurisdiction with access to key infrastructure, including power, rail, natural gas and roads. We believe our board and combined management teams have both the permitting and technical experience to advance this opportunity to production in a timely manner. From an operational perspective, Taseko has the technical experience to effectively build and operate the Florence SX/EW facilities. The SX/EW plant at our Gibraltar Mine, which was restarted in 2007, is not unlike the facility which will be constructed at Florence. If our Gibraltar plant was processing the same oxide copper grade as Florence, it would produce at roughly half the capacity of Florence.”

“Florence adds diversity to our pipeline of development projects. There are very few copper projects in secure jurisdictions which have first quartile operating costs, such as Florence, and the timing of anticipated production from the project could be ideal for the next copper price cycle. Florence’s low initial capital costs should allow us to manage the project’s funding requirements through to production.” continued Mr. Hallbauer.

“With our Aley Niobium Project also entering the environmental assessment phase, we could potentially have two projects ready for construction in the next 24 months. In an era with few economically viable projects available, we are in an enviable position.” concluded Mr. Hallbauer.

Commenting on the Transaction, David Copeland, President and CEO of Curis stated, “With the announcement today of the acquisition of Curis by Taseko, I believe there is an opportunity for shareholders of Curis to benefit from both retained exposure to our Florence Copper Project and Taseko’s continuing success in operating the Gibraltar Mine and developing the New Prosperity and Aley Projects. The Transaction also provides Curis shareholders with access to additional financial resources to de-risk the funding of the Florence Copper Project, ownership in a mature, cash flowing producer, as well as enhanced trading liquidity and analyst coverage.”

Summary of the Transaction

The Transaction is structured as a plan of arrangement and subject to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) since Taseko currently owns 12,916,667 common shares of Curis, representing approximately 17.3% of Curis’ outstanding common shares. The Transaction is subject to the approval of the Supreme Court of British Columbia and (i) at least two-thirds of the votes cast by Curis shareholders, (ii) two-thirds of the votes cast by Curis shareholders and option holders voting as a single class, and (iii) a majority of the votes cast by disinterested Curis shareholders (as required by MI 61-101), at a special meeting of Curis shareholders, which is expected to be held in October 2014. Prior to executing the Agreement, the board of directors of Curis obtained a formal valuation from Deloitte LLP as required by MI 61-101. The formal valuation was prepared under the supervision of a special committee of the board of directors of Curis consisting of independent directors (the “Special Committee”) and will be included in the management information circular to be mailed to Curis shareholders. All Curis shareholders will be treated on the same basis and no additional consideration or benefit is available to any Curis shareholder. All Curis option holders will receive an amount of Taseko shares equal to the ‘in the money’ value of their Curis options outstanding at the closing date, less any applicable withholdings.

In addition to the aforementioned approvals, completion of the Transaction is subject to other customary conditions, including the receipt of all necessary regulatory approvals. The Transaction is expected to close in October, 2014.

In the event that the Transaction is not completed, Curis has agreed to pay Taseko a termination fee of $3 million, under certain circumstances. Curis has also provided Taseko with certain other customary rights, including a right to match any superior offers.

The Special Committee, following a review of the terms and conditions of the Agreement and consideration of a number of factors unanimously recommended the Transaction to Curis’ Board of Directors. The Special Committee and the Board of Directors have received an opinion from Paradigm Capital that as of the date of the opinion and subject to the assumptions outlined therein, the consideration payable to Curis shareholders (other than Taseko) under the transaction is fair, from a financial point of view to Curis. Curis’ Board of Directors, after receiving the recommendation of the Special Committee and advice from its advisors (including the opinion from Paradigm Capital), has unanimously determined that the Transaction is in the best interests of Curis and is fair to Curis shareholders (other than Taseko) and will recommend that Curis shareholders (other than Taseko) vote in favour of the Transaction. All of the directors and senior officers of Curis have entered into customary lock-up agreements with Taseko pursuant to which, among other things, they have agreed to vote their shares in favour of the Transaction.

As part of the Transaction, Taseko has agreed to provide US$2 million of unsecured short-term financing pursuant to a convertible loan agreement entered into by Taseko and Curis concurrent with the Agreement. The proceeds of the loan are intended to ensure Curis has sufficient liquidity to operate through closing of the Transaction. Taseko has the right to convert any indebtedness outstanding under the convertible loan into common shares of Curis at a price of $0.90 per Curis share.

About Curis and Florence Copper

Florence Copper’s March 2013 Pre-Feasibility Study outlines average annual production of approximately 75 million pounds copper at average cash operating costs of US$1.11 per pound with an initial capital requirement of approximately US$210 million.

Florence Copper is engaged in the final stages of permitting for the Phase 1 Production Test Facility ("PTF") for an in-situ copper recovery project in Arizona, USA. The PTF includes a 24-well in-situ recovery well field and a state of the art solvent extraction/electrowinning plant that will produce copper cathode. The PTF will assist in the demonstration of the science and safety of the in-situ process and provide an opportunity for the public to fully engage and understand this modern copper extraction technology. Concurrently, Florence Copper continues to advance engineering, testwork, environmental studies and permitting for Phase 2 commercial operations.

Florence Copper Mineral Reserves and Resources

All Oxide in Bedrock
Category (at 0.05% TCu Cut-off)		Million Tons	%TCu Grade	Billion lbs Copper
Reserves	Probable	340	0.36	2.44
Resources	Measured Indicated	296 133	0.35 0.28	2.10 0.74
	Total M&I	429	0.33	2.84
	Inferred	63	0.24	0.30

Note: Mineral reserves are contained within the measured and indicated resources.
Mineral resources that are not mineral reserves do not have demonstrated economic viability.
Contained metal in mineral resources and reserves do not have metallurgical recovery applied.

For further information on the 2013 Pre-Feasibility Study on the Florence Copper Project, see Curis news releases dated February 13, 2013 and March 26, 2013 and the technical report which is filed under Curis’ profile at www.sedar.com.

Advisors

Taseko's financial advisor in relation to the Transaction is BMO Capital Markets and its legal advisor is Dentons LLP. Curis' financial advisor in relation to the Transaction is Paradigm Capital Inc. and its legal advisor is McCarthy Tétrault LLP.

Both Taseko and Curis are associated with Hunter Dickinson Inc. ("HDI").

The technical information on Curis has been reviewed and approved by David Copeland, P.Eng., Curis President and CEO, who is a qualified person. The technical information on Taseko has been reviewed and approved by John McManus, P.Eng., Chief Operating Officer, Taseko Mines Limited, who is a qualified person.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  whether the Transaction with Curis will successfully complete;
  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.